Exhibit 4.8

STRICTLY PERSONAL To be opened only by: W H Powell Chairman & Chief Executive National Starch and Chemical Company 10 Finderne Avenue Bridgewater New Jersey 08807-3300 USA	ICI Group Headquarters 9 Millbank London SW1P 3JF Telephone 020 7834 4444 Fax 020 7834 2042 http://www.ici.com

Your ref	Our ref	Direct line	Tel ext	Date
11 February 2000

Dear Bill

APPOINTMENT TO THE BOARD OF DIRECTORS OF IMPERIAL CHEMICAL INDUSTRIES PLC

On behalf of Imperial Chemical Industries PLC, I write to confirm your appointment as a Director of the Company with effect from 2 February 2000 on the following terms:

Appointment

1.	Your engagement as a Director under this Agreement will (subject to paragraph 2 below) continue until terminated by either party having given to the other at any time not less than 12 months’ previous notice in writing to that effect, provided always that as soon as you attain the age of 62 years your engagement under this Agreement will thereupon cease and determine unless you are requested by the Company to continue to provide your services thereafter and you consent to do so.

2.	If, during your engagement under this Agreement, you are guilty of any neglect of duty or misconduct or become bankrupt or make any arrangement with or for the benefit of your creditors, the Company may terminate your engagement under this Agreement with immediate effect. The Company also reserves the right to terminate your engagement under this Agreement with immediate effect if, by reason of illness, you are unable to carry out your duties hereunder for any period in excess of 12 calendar months during any period of 18 calendar months.

Continuing Employment

3.	Your engagement as a Director shall not affect your continuing employment with National Starch and Chemical Company, and your role as its Chairman and Chief Executive.

Duties

4.	During the period of your engagement, you will be required to attend the annual general meeting of the Company, regular and emergency Board meetings and any extraordinary general meeting of the Company.

5.	During the period of your engagement, you will use your best endeavours to promote the interests of the Company and you will not, except as a shareholder or dividend holder in any public or private company, be engaged or interested in either directly or indirectly in any capacity in any other trade, business or occupation and shall not without the consent of the Company expressed by resolution of the Board, be entitled to hold any external directorship (meaning directorships in non-subsidiary companies).

Remuneration

6.	It is agreed that you will not receive any remuneration for your appointment or for the performance of your services under this Agreement.

Expenses

7.	The Company shall reimburse you for all reasonable out of pocket expenses (including travel and hotel expenses) incurred in carrying out your duties, it being a term of this Agreement that you will make such journeys on the Company’s business as you may reasonably be required by the Company from time to time to undertake.

Code of conduct

8.	During the period of your engagement you will comply with the London Stock Exchange Model Code for Securities Transactions by Directors of Listed Companies, the Code for Securities Transactions by Directors & Relevant Employees which was adopted by the Board in January 1997 and such other requirements as the Board of Directors may from time to time specify.

Confidentiality

9.	You must apply the highest standards of confidentiality, and not disclose to any person or company (whether during the course of the engagement or at any time after its termination), any confidential information concerning the Company and any subsidiary companies with which you come into contact by virtue of your position as a Director of the Company.

Please confirm your agreement to the above by signing and returning to me the enclosed duplicate of this letter.

Yours sincerely

/s/ C Miller Smith	/s/ Debjani Jash
……………………………………………………	……………………………………………………
Director	Company Secretary

For and on behalf of
Imperial Chemical Industries PLC

I have read and agree to the above terms regarding my appointment as an Executive Director of Imperial Chemical Industries PLC

/s/ William H Powell	17/ 2 / 00
……………………………………………………	……………………………………………………
William H Powell	Date